FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2009

Commission File Number    000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated January 15, 2009

2

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC EXPECTS TO DELIVER NET INCOME OF $9-$10 MILLION IN 2009

Branded e-gaming software pioneer on track with new growth strategy to generate cash, reduce costs and deliver profits from expanding its casino business

January 15, 2009 (Dublin, IRELAND) – CryptoLogic, a world leader in Internet casino and branded gaming software, today provided an update on its new growth strategy and restructuring program that positions the company for a return to profitability and cash generation in 2009, and further growth in the years to come.

Highlights

Restructuring program

Under the plan announced in October 2008, the company is on track to achieve:

•	Reduced total operating costs of approximately $13 million on an annualized basis by the end of Q2 2009.
•	Restructuring to result in $3.5 million cash costs and up to $20 million in further non-cash charges.
•

Outsourcing of poker network through strategic partnership with GTECH Corporation to be completed by the end of Q1 2009. Partnership will improve poker-room liquidity for CryptoLogic customers, while eliminating the costs of operating a standalone network.

•	Rationalization includes reconfiguration of network, a 75% reduction in servers and office rental costs.

New strategy for growth

•	Growth to be driven by Internet casino business, and by development and licensing of branded online games to leading gaming and entertainment brands.
•	Recently contracted customers including 888.com, PartyGaming and GigaMedia expected to generate new revenues of at least $8 million in 2009.
•	Continued aggressive expansion of casino business through licensing contracts, with a robust new business pipeline for 2009.
•	Yesterday signed a new licensing contract with Gaming Technology Solutions plc, whose customers include Unibet, bwin and many other top brands.

2009 outlook

Based on no significant further deterioration in economic conditions and stabilization of currency rates, the company expects:

•	Return to profitability and cash generation from Q2 2009.
•	Full year cash generation post restructuring of $11-$13 million.
•	Net profits in the range of $9-$10 million.
•	Diluted earnings per share of 65-71 cents.

3RD FLOOR, MARINE HOUSE, CLANWILLIAM PLACE,

DUBLIN 2, IRELAND

“CryptoLogic has taken radical steps to focus on its core strengths as a developer of exciting online gaming content,” said Brian Hadfield, CryptoLogic’s President & CEO. “We are on track to return to profitability and generate cash from the second quarter of 2009.”

“Our streamlined operations, lower operating costs and commitment to creating compelling customer experience, together with a highly profitable build-once-sell-often model, provides a solid springboard for long-term growth and shareholder value.”

Overview

CryptoLogic is making significant progress in executing its new growth strategy and restructuring program, first outlined in October 2008. These plans were developed after a fundamental review of the business by the company’s management under Brian Hadfield, following his appointment as President & CEO at the end of February 2008.

This new strategy is to achieve long-term growth, sustained profitability and strong cash generation by adopting a radically new business model that focuses on CryptoLogic’s successful Internet casino business and the development and licensing of the company’s highly acclaimed software.

Restructuring for profitability

As announced previously, the company is implementing a plan to reduce annual operating costs by $13 million through various initiatives. Approximately $8.5 million of the savings are attributable to a reduction in employee expenses; about $2.5 million are from infrastructure and facilities downsizing; and some $2.0 million in savings are expected from operational efficiencies across the business.

Poker partnership cuts costs, adds liquidity

In November 2008, the company announced the outsourcing of its hosted poker business by entering into a strategic partnership with GTECH Corporation’s International Poker Network. The move gives CryptoLogic’s poker licensees and players access to a larger network with a combined average of 15,000 active players.

The transfer of poker licensees and systems to the GTECH network is expected to be completed by the end of the first quarter. The company will continue to provide a full-service offering for its licensees through the GTECH network and receive ongoing revenues from its transferred customers.

New customers to drive revenue growth

CryptoLogic significantly increased its customer acquisition activities in 2008, resulting in 10 new contracts for both hosted Internet casinos and the licensing of branded games. Yesterday the company further expanded its channel to market with a strategic partnership with Gaming Technology Solutions plc, a leading global supplier of platform solutions for online gaming operations. Under the agreement, CryptoLogic’s top performing games will be made available to GTS customers, which include Unibet, bwin, Expekt and Betclick among many other top brands.

Going forward, the “build-once-license-often” model offers excellent revenue potential at low cost and will be the major driver of growth. The company’s new customers include 888.com, PartyGaming,

GigaMedia, SkyBet (part of BskyB Group), Orbis, The Poker Channel and Betjacks. These agreements offer significant revenue potential for 2009 and beyond.

Investing for future

In order to leverage its industry leadership in the development and deployment of casino games, the company  is introducing the CryptoLogic Centre for Innovation where customers, partners, universities and others can participate in defining and guiding the future of e-gaming.

As part of the new strategy and image, the company will also unveil its new branding program and logo based around “extraordinary e-gaming innovation” with the production of the new annual report due in May.

Outlook

The company is in the process of finalizing its results for the fourth quarter and full year 2008. While trading levels were broadly in line with management expectations in the fourth quarter, revenues were affected by the continued strengthening of the US dollar, the company’s reporting currency, against the Euro, Canadian dollar and the British pound. As a result, reported revenues are expected to be approximately 14% lower than the previous quarter. Against that, recurring operating expenses will also be lower due to currency fluctuations. Net cash at the year end was between $42-$43 million.

Given difficult global economic conditions, the company is taking a cautious view of top line growth in 2009. Nevertheless, CryptoLogic’s actions to reduce operating costs and execute its new growth strategy will enable the company to return to profitability and cash generation from Q2 2009. In addition, the company expects full year cash generation post restructuring of $11-$13 million, net profits in the range of $9-$10 million, and diluted earnings per share of 65-71 cents. The above guidance assumes no significant further deterioration in economic conditions and stabilization of currency rates.

Investor/analyst conference call

CryptoLogic will hold a conference call today at 8:30 am Eastern time (1:30 p.m. GMT) to update investors on the progress of its plan to return to growth and profitability in 2009.The details of the call are as follows:

Toll Free North America:	1-877-677-0837
Toll Free UK:	00 800-6578-9898
Toll Free International Toronto Dial-In Number:	(Country Code) 800-6578-9898 416-695-6616

To participate, please call five to ten minutes prior to the start of the teleconference. This conference call will be recorded and available for replay approximately one hour after the completion of the call, up until midnight January 22, 2009. To listen to the replay, please dial 416-695-5800 or 1-800-408-3053, passcode 3277967#. A transcript of the call will also be made available on CryptoLogic’s website at www.cryptologic.com under Investor Information.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming.

WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS:

Certain statements contained in this press release constitute forward-looking statements within the meaning of applicable securities laws and safe harbors, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of historical fact. When used in this document, the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” and similar expressions, as they relate to CryptoLogic or our management, are intended to identify forward-looking statements. These statements include, without limitation, statements regarding cost savings expected to materialize from our reduced operating costs and restructuring plan; revenues anticipated from licensing contracts; and future cash generating activities, net profits, and earnings per share. Forward-looking statements reflect CryptoLogic’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, risks associated with CryptoLogic’s financial condition and prospects, legal risks associated with Internet gaming and related governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in CryptoLogic’s filings with securities regulatory authorities. These and other factors could cause CryptoLogic’s actual results, performance or achievements that may be expressed or implied by such forward-looking statements to vary from those made in this press release, or that are otherwise made by or on behalf of CryptoLogic. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. CryptoLogic does not intend, and does not assume any obligation, to update these forward-looking statements

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Jason Graham, ext 229 jgraham@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020